UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:     [x]    Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐   Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP’s economic contribution to Australia

In FY2021

A$34.1bn

Total economic contribution in Australia

Suppliers A$11.1bn Payments to suppliers(1)	Shareholders, lenders and investors A$6.0bn Dividend and interest payments	Social investments A$100m Social investments(1)	Employees A$4.5bn Payments to employees(1) around 45,000 Employees and contractors

Total payments to Australian governments

A$12.4bn

in Australian taxes, royalties and

other payments to governments

In FY2021
A$8.4bn Federal income taxes, Petroleum Resource Rent Tax and taxes levied on production	32.9% Australian adjusted effective tax rate	41.4% once royalties are included

State Royalties
A$3.0bn Western Australia	A$402m Queensland	A$102m South Australia	A$83m New South Wales

A$444m

Other payments to Federal

and State governments

Over last 10 years

~A$80.3bn

in Australian taxes, royalties

and other payments to governments

(1)	Calculated on an accruals basis

Basis	of preparation:

•

Taxes, royalties and other payments to governments are presented on a cash paid basis for the year ended 30 June 2021. For our controlled assets, amounts included in our total payments to governments are 100 per cent of the asset’s payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of amounts paid by BHP and, in the case of BHP Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership.

•

Other payments to Federal and State governments relate to payments under other legislated tax rules and excludes taxes collected on behalf of employees, penalties and interest, and indirect taxes (e.g. goods and services tax).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 8, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary